UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 3083, Three Bentall Centre
595 Burrard Street, P.O. Box 49298
Vancouver, British Columbia
Canada V7X 1L3
Telephone number: (604) 681-2802
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of s
curities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(c)	[ ]

Rule 12h-6(d)	[ ]	Rule 12h-6(i)	[ ]

PART I

Item 1.             Exchange Act Reporting History

          A.      Spur Ventures Inc. ("Spur") first became subject to reporting obligations under Section 13(a) of the Exchange Act on March 25, 1998.

          B.      Spur has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form. Spur has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.             Recent United States Market Activity

          Spur's securities have never been sold in the United States.

Item 3.             Foreign Listing and Primary Trading Market

          A.      Spur maintains a listing of the Common shares on Toronto Stock Exchange in Canada, which constitutes the primary trading market for the Common shares.

          B.      The Common shares were initially listed on the Vancouver Stock Exchange in December, 1988. On April 29, 2002, the Vancouver Stock Exchange officially became the TSX Venture Exchange ("TSXV"), and Spur's shares continued to trade on the TSXV until August 22, 2006, when Spur's shares were listed on the Toronto Stock Exchange. Spur has maintained a listing of the Common shares on the Toronto Stock Exchange for at least the 12 months preceding the filing of this form.

          C.      The percentage of trading in the Common shares that occurred in Canada as of the 12-month period ending August 17, 2007 is 95.193% .

Item 4.             Comparative Trading Volume Data

          A.      The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 18, 2006 and the last date of such period is August 17, 2007.

          B.      For the period described in Item 4.A, the average daily trading volume of the Common shares was 8,989 in the United States and 187,015 worldwide.

          C.      The average daily trading volume of the Common shares in the United States as a percentage of the average daily trading volume of the Common shares worldwide for the period described in Item 4.A was 4.807% .

          D.      The Common Shares have not been delisted from a national securities exchange or inter-dealer quotation system in the United States.

          E.      The source of the trading volume information used for determining whether Spur meets the requirements of Rule 12h-6 is Stockwatch for Common shares traded in Canada and the US.

Item 5.             Alternative Record Holder Information

          Not applicable.

Item 6.             Debt Securities

          Not applicable.

Item 7.             Notice Requirement

          A.      Spur issued a press release on September 11, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act. Spur furnished the press release to the SEC under cover of Form 6-K on that date.

          B.      Spur disseminated the press release in the United States via Metro New York on September 11, 2007.

Item 8.             Prior Form 15 Filers

          Not applicable.

PART II

Item 9.             Rule 12g3-2(b) Exemption

          Spur will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investors” pages of its web site, www.spur-ventures.com.

PART III

Item 10.           Exhibits

          None.

Item 11.           Undertakings

          The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, Spur has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Spur certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	“Michael J. Kuta”
Name:	Michael J. Kuta
Title:	Corporate Secretary

Date:	September 12, 2007